SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press Release, “Repsol Increases Dividends by 40%”, dated November 1st, 2007

Madrid, November 1st, 2007

No. of pages: 2

REPSOL INCREASES DIVIDENDS BY 40%

•	The company reaffirms its policy of increasing shareholder returns, announced by its Chairman and CEO, Antonio Brufau

•	This increase places the pay out from Repsol YPF to around 40% as forecast in the 2005-2009 Strategic Plan

The Board of Directors of Repsol YPF approved a gross interim dividend of 0.50 euros per share on account of the 2007 financial year in its meeting held today to be paid within January 2008 in the date to be announced. This represents an increase of 40% in relation to the amount paid in 2006, which was 0.36 euros per share.

This significant increase falls perfectly in line with the intention of Repsol YPF to reinforce its policy for increasing shareholder returns, as expressed by company Chairman and CEO, Antonio Brufau.

In addition, the increase in returns, which represents 170 million euros more than the amount paid on account of the previous financial year, is perfectly in line with the targets envisaged in the Strategic Plan 2005-2009, which included a pay out (the portion of profits used for the payment of dividends) of between 40 and 50%.

Press Release

REPSOL YPF

Strategic targets: Profitability for shareholders
Sustainable growth of dividends to industry compatible levels
50%
PAY-OUT
40%
>15%
+20%
2005
2006
2007
2008
2009
Increased profitability for shareholders
69 2005-2009 Strategic Plan (May 2005)
REPSOL YPF

DIVIDEND PER SHARE

0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.21
0.31
0.40
0.50
0.60
0.72
+ 40%
0,21
0,15
0,20
0,25
0,30
0,36
0,50
2001
2002
2003
2004
2005
2006
2007
Interim Dividend
Final Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 1, 2007	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer